

16014962

SEC
Mail Processing
Section
MAR 16 2016
Washington DC
416

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response.....12.00

SEC FILE NUMBER
8-50335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J.H. Darbie & Co., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street - 30th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Rabinowitz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J.H. Darbie & Co., Inc.**, as of **December 31, 2015**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



FAZIA K KHAN
Notary Public - State of New York
NO. 01KH6224789
Qualified in Queens County
My Commission Expires Jul 12, 2018



Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
JH Darbie & Co., Inc.

We have audited the accompanying statement of financial condition of JH Darbie & Co., Inc., as of December 31, 2015 and the related statements of operations, changes in shareholder equity, net capital computation, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We also conducted our audit pursuant to Regulation 1.16 under the Commodity Exchange Act. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JH Darbie & Co., Inc. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 26, 2016

JH Darbie & Co., Inc.
Statement of Financial Condition
As of December 31, 2015

ASSETS

Current assets:	
Cash & cash equivalents	$166,187
Receivables from clearance account	363,878
Total Current Assets	$530,065
Total Assets	$530,065

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$209,157
Subordinated loan payable	111,000
Payable to regulatory organization	152,363
Total Current Liabilities	$472,520
Noncurrent liabilities:	
Subordinated loan payable	1,665,000
Shareholder's Equity:	
Common stock	$200
Additional paid in capital	692,048
Retained deficit	(2,299,703)
Total Shareholder's Equity	(1,607,455)
Total Liabilities & Shareholder's Equity	$530,065

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2015

Commission revenues & other service fees	$5,957,202
Commission & clearance expenses	(3,444,090)
Net margin	$2,513,112
General and administrative expenses:	
Salaries & consulting	$935,269
Settlement agreements	2,401,000
General administration	1,353,837
Total general and administrative expenses	4,690,106
Loss from operations	($2,176,994)
Other income:	
Interest income	$62
Net loss before income tax provision	($2,176,932)
Provision for income taxes	(3,525)
Net loss	($2,180,457)

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net loss	($2,180,457)
Changes in other operating assets and liabilities:	
Deposit with clearing broker	172,982
Accounts payable & accrued expenses	(435,807)
Payable to regulatory organization	152,363
Net cash used by operations	($2,290,919)
Financing activities:	
Subordinated loan	$1,776,000
Net cash provided by financing activities	1,776,000
Net decrease in cash during the fiscal year	($514,919)
Cash at December 31, 2014	681,106
Cash at December 31, 2015	$166,187
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$3,724

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance at December 31, 2014	$200	$692,048	($119,246)	$573,002
Net loss for the fiscal year			(2,180,457)	(2,180,457)
Balance at December 31, 2015	$200	$692,048	($2,299,703)	($1,607,455)

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors Pursuant to a Satisfactory Subordination Agreement
For the Year Ended December 31, 2015

	All Satisfactory Subordinated Debt	Debt that Qualifies as Equity Capital
Total subordinated borrowings at December 31, 2014	$0	$0
Increases *	1,776,000	1,776,000
Decreases	0	0
Total subordinated borrowings at December 31, 2015	$1,776,000	$1,776,000

* Per FINRA letter dated September 16, 2015
Regarding: Approval of New Subordinated Loan Agreement
Lender: COR Clearing, LLC
Maturity Date: September 16, 2016 (at which point 4 year payout period begins)
Amount: $1,776,000.

Please see notes to the financial statements

JH Darbie & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

JH Darbie & Co., Inc. (the Company) is a privately held corporation formed in New York in 1997 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

The Company is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures and options. The Company introduces customers on a fully disclosed basis through a futures commission merchant (FCM). The FCM charges the customer a commission fee for trades transacted and remits a portion of these fees to the Company.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements, except for statutory state and local taxes.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivable from clearance account, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

4. Income Tax Provision

Provision for income taxes is comprised of the following:

State and City Tax Computation:

Taxable P/L	($2,176,932)
Add back: State Income Tax Deduction	$0
State/City Tax Base	($2,176,932)
NY State - Fixed Dollar Minimum Tax	25
NY City - Statutory Minimum based on gross receipts	3,500
Provision for Income Taxes:	$3,525

5. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits. The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

7. Commitments & Contingencies

The Company is involved in three arbitration proceedings. The first alleges the Company provided unsuitable trading strategies and is seeking compensatory damages and disgorgement of commissions. The second alleges the Company failed to supervise its outside business activities and therefore is liable for damages to a former customer. The third arbitration proceeding alleges the Company misdirected dividend payments.

Management has reasonably estimated the Company's potential liability for these matters and the contingency is accrued for in these financial statements.

8. Subordinated Loan

During the year, the Company issued a loan for $1,776,000 that is subordinated to the claims of general creditors. The loan carries an interest rate of 8%. The loan matures as follows.

Amount	Maturity
$111,000	2016
444,000	2017
444,000	2018
444,000	2019
333,000	2020
$1,776,000	

9. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' deficit	($1,607,455)
Liabilities subordinated to the claims of general creditors	1,776,000
DEBITS:	
Nonallowable assets:	0
NET CAPITAL	$168,545
Haircuts	0
ADJUSTED NET CAPITAL	$168,545
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	24,103
EXCESS NET CAPITAL	$144,442
AGGREGATE INDEBTEDNESS:	$361,520
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	214.49%

Excess net capital previously reported	$157,509
2014 adjustment not reflected on FOCUS	(3,425)
Change in nonallowable assets due to prior adjustments 2014	1,094
Change in minimum requirement	(818)
Accrue for contingent liability	(15,000)
Audit adjustment to accounts payable	1,469
Audit adjustment to income tax payable	3,613
Excess net capital per this report	$144,442

JH Darbie & Co., Inc.
40 Wall Street- Suite 3002
New York, NY 10005

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

JH Darbie & Co., Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief JH Darbie & Co., Inc. states the following:

JH Darbie & Co., Inc claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

JH Darbie & Co., Inc met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Robert Rabinowitz
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) JH Darbie & Co., Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which JH Darbie & Co., Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) JH Darbie & Co., Inc. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. JH Darbie & Co., Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
JH Darbie & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which was agreed to by JH Darbie & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JH Darbie & Co., Inc 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JH Darbie & Co., Inc.'s management is responsible for the JH Darbie & Co., Inc's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 26, 2016

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders
JH Darbie & Co. Inc.

In planning and performing our audit of the financial statements of JH Darbie & Co. Inc. (the "Company"), as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended December 31, 2014.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be used and should not be used by anyone other than these specified parties

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
March 25, 2016

J H DARBIE & CO., INC.

Discount Brokers
40 Wall Street, 30th Floor, New York, NY 10005
Telephone 212-269-7271 Facsimile 212-269-7330
www.jhdarbie.com



MEMBER-FINRA-MSRB -SIPC

March 15, 2015

U. S. Securities and Exchange Commission
Registration Branch, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: J H Darbie & Co. BD # 43520
Audit Date December 31, 2015
Sec File # 8-050335

Dear Sir or Madam:

Enclosed please find a copy of the following amended reports:

Account Supplementary Report on Internal Accounting Control
Statement of Financial Condition

Please do not hesitate to contact us if you have any questions or require additional information.

Sincerely,

Robert Rabinowitz
President